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                            March 8, 2022

       Harrysen Mittler
       Chief Executive Officer
       Wearable Health Solutions, Inc.
       2300 Yonge St., Suite 1600
       Toronto, Ontario M4P 1E4 Canada

                                                        Re: Wearable Health
Solutions, Inc.
                                                            Amendment No 2 to
Registration Statement on Form 10-12G
                                                            Filed February 25,
2022
                                                            File No. 000-56368

       Dear Mr. Mittler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Form 10-12G

       Business
       Products, page 5

   1. We note your response to prior comment seven. Please further revise your disclosure to
                                                        (i) identify whether
your MediPendant and iHelp products also operate on the 3G
                                                        network, (ii) clearly
state whether the iHelp MAX will operate on the 4G network, and
                                                        (iii) clarify whether
or how the "lone worker" program for use with the iHelp+ 3G will continue to function
following phase-out. Disclose the dates which mobile carriers have announced for phase-out
of their 3G networks, and clearly describe whether some or all of your products have
already ceased to function. Avoid describing as "advanced" those products that you no
longer produce or that no longer will function. Add risk factor disclosure assessing
the material risks to the company and investors, including the risk that your U.S.
customers will buy competitors' products since your iHelp MAX is not expected to be
available until the third quarter of 2022.
 Harrysen Mittler
Wearable Health Solutions, Inc.
March 8, 2022
Page 2
Intellectual Property, page 14

2. We note your response to prior comment 11. However, the statement, "We may rely on a combination of patent, trademark, copyright, and trade secret laws in the United States,"
         continues to appear on page 14. Please combine this section with the section captioned
         "Patents, Trademarks and Licenses" on page 11 and revise to reconcile the apparent inconsistencies.
Risk Factors
Because directors and officers currently and for the foreseeable future . . . , page 25

3. We note your response to prior comment 14 and reissue it in part. Please further revise your risk factors to specifically address the potential dilutive effect to existing holders of common stock as a result of the (i) conversion rights of your outstanding preferred stock and (ii) periodic awards of common stock pursuant to your employment agreements. In addition, disclose the current percentage voting power held by your Chief Executive
         Officer and President, respectively.
Description of Securities, page 52

4. We note your revisions in response to prior comments 26 and 29. Disclosure on page 53 indicates that you are authorized to issue 14 million shares of preferred stock, while the fourth page of Exhibit 3.1 appears to authorize 25 million shares of preferred stock.
         Please revise to reconcile this apparent inconsistency. Please also refile Exhibit 3.1 to ensure all pages thereof are in the proper text-searchable format. Exhibits

5.     We note disclosure on page 47 related to employment agreements with your
Chief
FirstName LastNameHarrysen Mittler
       Technical Advisor and Chief Financial Officer. Please file these agreements as exhibits to
Comapany
       yourNameWearable      Health Solutions,
            registration statement.  Please alsoInc.
                                                   revise the reference on page
47 to Mr. Mittler as
       Chief Financial
March 8, 2022 Page 2    Officer to reflect that he  no longer serves in this
role, if true.
FirstName LastName
 Harrysen Mittler
FirstName  LastNameHarrysen
Wearable Health  Solutions, Inc.Mittler
Comapany
March      NameWearable Health Solutions, Inc.
       8, 2022
March3 8, 2022 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at 202-551-3346 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing